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                             July 21, 2023

       Larry Finger
       Principal Financial Officer
       Copper Property CTL Pass Through Trust
       3 Second Street, Suite 206
       Jersey City, NJ 07311-4056

                                                        Re: Copper Property CTL
Pass Through Trust
                                                            Amendment No. 1 to
Form 10-K for the Period Ended December 31, 2022
                                                            Filed May 2, 2023
                                                            File No. 000-56236

       Dear Larry Finger:

               We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to the comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to the comment, we may have additional comments.

       Form 10-K/A for the Period Ended December 31, 2022

       Exhibits 31.1 and 31.2

   1. We note that your certifications included with your original Form 10-K filed on March 7,
                                                        2023, do not include
paragraph 4(b) and the introductory language in paragraph 4
                                                        referring to internal
control over financial reporting. The same is true of your Form 10-Q filed on May 8, 2023.
Please file an additional amendment to your Form 10-K and an amendment to your Form
10-Q that include certifications that conform exactly to the language set forth
within Exchange Act Rule 13a-14(a). Please note that you may file abbreviated amendments
that consist of a cover page, explanatory note, signature page, and paragraphs 1, 2, 4,
and 5 of the certifications.
              In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Larry Finger
Copper Property CTL Pass Through Trust
July 21, 2023
Page 2

      You may contact Frank Knapp, Staff Accountant at (202) 551-3805 or Robert Telewicz,
Accounting Branch Chief at (202) 551-3438 with any questions.



FirstName LastNameLarry Finger                      Sincerely,
Comapany NameCopper Property CTL Pass Through Trust
                                                    Division of Corporation
Finance
July 21, 2023 Page 2                                Office of Real Estate &
Construction
FirstName LastName